Exhibit 19

CONSUMER PORTFOLIO SERVICES, INC.

CORPORATE POLICY REGARDING INSIDER TRADING

This Corporate Policy Regarding Insider Trading (the “Policy”) of Consumer Portfolio Services, Inc. (“CPS” or the “Company”) sets forth the policy and procedures for directors, executive officers, and employees when trading in Company securities.

This Policy is divided into two parts:

•	Part I prohibits trading in certain circumstances and applies to all directors, officers and employees of the Company; and
•	Part II imposes special additional trading restrictions and procedures and applies to all (i) directors of the Company and (ii) executive officers of the Company (together "Company Insiders").

Please contact the Corporate Legal Department if you have any questions on insider trading or this Policy.

PART I

INSIDER TRADING CONCEPTS

“Material” Information

Information is material if a reasonable investor would consider it important in making an investment decision in CPS’s securities or if it could affect the market price of the stock. Material information is not limited to historical facts but may also include projections and forecasts. Either good or bad information may be material. If you are unsure whether the information is material, assume it is material or consult the Corporate Legal Department.

Examples of material information typically include, but are not limited to:

•	changes in the Company’s prospects;
•	estimates of future earnings or losses;
•	events that could result in restating financial information;
•	a proposed acquisition or sale;
•	beginning or settling a major lawsuit;
•	changes in dividend policies;
•	major changes in the Company's management or the board of directors;
•	declaring a stock split;
•	a stock or bond offering; or
•	award or loss of a significant contract.

“Non-public” Information

Non-public information is information that has not yet been made public by the Company. Information only becomes public when it is generally available to the public (such as in a publicly accessible conference call, a press release or in SEC filings), and people have had an opportunity to see or hear it.

“Trading”

“Trading” includes not only purchases and sales of stock, but also acquisitions and dispositions of equity derivative securities and stock swap agreements, certain option exercises, warrants, puts and calls, and certain gifts of stock, etc.

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GENERAL TRADING POLICY

General Policy Applicable to all Directors, Officers, and Employees

You may not trade in CPS securities when you are aware of any material, non-public information about CPS. You also may not trade in the securities of any other company when you are aware of any material, non-public information about that company obtained in the course of your involvement with CPS. You also must not “tip” or otherwise give material, non-public information to anyone, including people in your immediate family, friends, or anyone acting for you (such as a stockbroker).

You should not trade in CPS securities before the public announcement of material information. It is usually safe to trade after the information is released as long as you do not know of other material information that has not yet been released. Even after the information is released, you should wait until the close of business on the second trading day after the information was publicly disclosed before trading, to allow the market to absorb the information.

PART II

RESTRICTED TRADING PERIODS

You may not engage in the trading of CPS securities during a restricted trading period, unless you have obtained special permission from the Corporate Legal Department. Restricted trading periods are periods designated by CPS as times in which you may not trade in CPS stock. These restricted trading periods are instituted by CPS for a variety of reasons.

Quarterly Restricted Trading Period

One such restricted trading period is instituted prior to CPS releasing its quarterly results. This restricted trading period begins two weeks prior to the end of each quarter and lasts until two days after CPS releases its results for that quarter.

Other Restricted Trading Periods

From time to time, other types of material nonpublic information regarding the Company may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special restricted trading periods during which Company Insiders are prohibited from trading in the Company's securities. If the Company imposes such a restriction, it will notify the Company Insiders.

Pension Fund Blackout Periods

Company Insiders are prohibited from trading in the Company's equity securities during a blackout period imposed under an "individual account" retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

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PRE-CLEARANCE POLICIES

General Pre-Clearance Policy

You may not trade at any time without prior clearance. Pre-clearance is the heart of the CPS policy to prevent misuse of inside information. Before trading in CPS stock, you must contact the Corporate Legal Department to ensure a restricted trading period is not in effect and to obtain pre-clearance of the contemplated trade. Pre-clearance will also assist us in helping you avoid potential inadvertent liability under the Section 16(b) short-swing profit rules, and in complying with your Section 16 reporting obligations.

Pre-Clearance Policy for Rule 10b5-1 or Other Trading Plans

You may not enter into a pre-arranged trading plan or arrangement without preclearance. Once a plan adopted in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934 (“10b5-1 Plan”) is pre-cleared, transactions effected pursuant to the 10b5-1 Plan will not require additional pre-clearance and the trading restrictions of this Policy do not apply.

You must notify the Corporate Legal Department if any trading plan is modified or terminated, and when any transaction under a trading plan or a pre-cleared transaction has been completed.

PROHIBITED TRANSACTIONS

You may not engage in transactions that would trigger the SEC’s short-swing profit rule which provides that any director or officer that buys and sells, or sells and buys, a company's securities within a six-month period must disgorge any profits made on the transaction(s) to the company, regardless of material nonpublic information. This is a strict liability provision.

You may not sell short Company shares. You may also not enter into transactions that would have the effect of causing you to benefit from a decline in the price of the Company stock, such as the purchase of “put” options. Such “hedging” transactions are prohibited.

SECTION 16 REPORTING

The SEC rules under Section 16(a) of the Exchange Act impose reporting requirements on executive officers, directors and 10% shareholders, when there is a change in their ownership of CPS securities. The deadline for reporting is generally no later than the second business day following the execution date of the transaction.

If you have any transaction or change in ownership in your Company stock or other equity securities (including gifts, derivative securities, and including transactions pursuant to a trading plan), please report the transaction(s) to the Corporate Legal Department no later than the execution date of the transaction so that the Corporate Legal Department can help you prepare and file the appropriate form in a timely manner.

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